TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

07024020

May 16, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SEC MAIL RECEI
MAY 2 4 2007
WASH. D.C.
18

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release Dated May 16, 2007

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

dlw 6/5

File No. 82-34876

TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

May 16, 2007

NEWS RELEASE: TRILOGY'S ANNUAL GENERAL MEETING OF UNITHOLDERS TO BE WEBCAST

Trilogy Energy Trust ("Trilogy") (TSX:TET.UN) announces that the annual general meeting of its unitholders to be held at 2:00 p.m. (Calgary time), Thursday May 17, 2007 will be webcast. To listen to the annual meeting and view the presentation to be provided at the meeting, please go to the following internet address: www.trilogyenergy.com. The webcast will also be available at the same internet address for a period of time following the annual general meeting.

About Trilogy

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

For further information, please contact:

James H.T. Riddell, President and Chief Executive Officer
Michael Kohut, Chief Financial Officer
John B. Williams, Chief Operating Officer

Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915

END